HEIDRICK & STRUGGLES


                                                          K. Steven Blake
                                                Executive Vice President,
                                            General Counsel and Secretary
                                                    (312) 496-1612 Direct
                                                 (312) 496-1297 Facsimile
                                                      sblake@heidrick.com


   23 December 2008

   Mr. Mark Rakip
   Staff Accountant
   Division of Corporation Finance
   Securities and Exchange Commission
   100 F Street, N.E.
   Washington, DC 20549

   Re:  Your letter to Mr. Scott Krenz dated 22 December 2008
        Heidrick & Struggles International, Inc.
        Form 10-K for fiscal year ended December 31, 2007
        Filed February 28, 2008
        Form 10-Q for the period ended September 30, 2008
        Filed November 4, 2008
        Definitive Proxy Statement on Schedule 14A
        Filed April 21, 2008
        File No. 0-25837

   Dear Mr. Rakip:

   This letter will confirm our conversation on Monday, 22 December 2008 wherein you agreed on behalf of the SEC's Division of Corporation Finance to extend the time by which HSII will have to respond to the comment letter referenced above until Friday 16 January 2009.

   Thank you for your professionalism. I look forward to providing the Commission with our response and to working with you going forward.

   Sincerely,



   /s/ K. Steven Blake
   --------------------------
   K. STEVEN BLAKE

   cc:  Kevin Woody
        Erin Martin
        Duc Dang

    Sears Tower - Suite 4200  233 South Wacker Drive  Chicago,IL 60606-6303
                  Phone: +1 312.496.1200  Fax +1 312.496.1297
                   Heidrick & Struggles International, Inc.
          Offices in Principal Cities of the World  www.heidrick.com